Exhibit 12.1

DR PEPPER SNAPPLE GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2018	2017	2016	2015	2014
Calculation of fixed charges ratio:
Income before provision for income taxes, equity in (loss) earnings of unconsolidated subsidiaries and cumulative effect of change in accounting policy	$219	$1,173	$1,283	$1,184	$1,073

Add/(deduct):
Fixed charges	45	181	164	132	125
Amortization of capitalized interest	—	3	3	3	4
Capitalized interest	—	(1)	(3)	(1)	(2)
Total earnings available for fixed charges	$264	$1,356	$1,447	$1,318	$1,200

Fixed charges:
Interest expense	$41	$164	$147	$117	$109
Capitalized interest	—	1	3	1	2
Interest component of rental expense(1)	4	16	14	14	14
Total fixed charges	$45	$181	$164	$132	$125

Ratio of earnings to fixed charges	5.8x	7.5x	8.8x	10.0x	9.6x
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(1)	Represents a reasonable estimate of the interest component of rental expense incurred by us.